UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 6)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

interclick, inc.

(Name of Subject Company)

interclick, inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

458483203

(CUSIP Number of Class of Securities)

Michael Katz

Chief Executive Officer

interclick, inc.

11 West 19th Street, 10th Floor

New York, New York 10011

(646) 722-6260

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Harvey J. Kesner, Esq. Sichenzia Ross Friedman Ference LLP 61 Broadway, 32nd Floor New York, New York 10006 Telephone: (212) 930-9700	David M. Schwartzbaum, Esq. Michael D. Helsel, Esq. Greenberg Traurig, LLP 200 Park Avenue New York, New York 10166 Telephone: (212) 801-9200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of interclick, inc. (“interclick”) initially filed with the Securities and Exchange Commission (the “SEC”) on November 15, 2011, as amended by Amendment No. 1 filed with the SEC on November 17, 2011, Amendment No. 2 filed with the SEC on November 18, 2011, Amendment No. 3 filed with the SEC on November 22, 2011, Amendment No. 4 filed with the SEC on November 23, 2011 and Amendment No. 5 filed with the SEC on November 25, 2011 (the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Innsbruck Acquisition Corp., a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of Yahoo! Inc., a Delaware corporation (“Yahoo!”), disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended from time to time, the “Schedule TO”), filed by the Purchaser and Yahoo! with the SEC on November 15, 2011, pursuant to which the Purchaser has offered to purchase all of the issued and outstanding shares of common stock of interclick at a price per share of $9.00, net to the holder thereof in cash, without interest and subject to reduction for any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 15, 2011 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”). The Offer to Purchase and Letter of Transmittal were filed as Exhibits (a)(1) and (a)(2), respectively, to the Schedule 14D-9.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by replacing the third paragraph of the section entitled “Litigation” with the following:

On November 22, 2011, the Supreme Court of the State of New York, County of New York, ruling orally, granted a stay of the Elghanian Action in favor of the actions proceeding in the Chancery Court of Delaware.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding to the end of the section entitled “Litigation” the following:

On November 23, 2011, the Delaware Court of Chancery entered an Order consolidating the Lieberman Action and the Whaley Action into one consolidated action captioned Whaley v. Brauser, et al., C.A. No. 7038-VCG. The Court of Chancery ruled that the amended complaint in the Whaley Action will serve as the operative complaint. A copy of the Delaware Court of Chancery’s Order is attached hereto as Exhibit (g)(7) and is incorporated herein by reference. Also on November 23, 2011, the Delaware Court of Chancery entered an Order approving the Stipulated Scheduling Order Regarding Expedited Proceedings in connection with the consolidated Lieberman and Whaley Actions (the “Scheduling Order”). Pursuant to the Scheduling Order, plaintiffs must file their motion for preliminary injunction by December 1, 2011. Defendants’ opposition to that motion is due December 4, 2011, and plaintiffs’ reply in support of their motion is due on December 5, 2011. The Court will hear argument on plaintiffs’ preliminary injunction motion on December 7, 2011. A copy of the Scheduling Order is attached hereto as Exhibit (g)(8) and is incorporated herein by reference.

On November 23, 2011, a putative class action lawsuit captioned Elghanian v. interclick, inc. et al., was filed in the Delaware Court of Chancery (the “Delaware Elghanian Action”). The Delaware Elghanian Action, which is substantially similar to the Elghanian Action previously filed in the Supreme Court of the State of New York, County of New York, names as defendants members of the Board, as well as interclick. The Delaware Elghanian Action alleges that the Board breached its fiduciary duties to interclick’s stockholders in connection with the Transaction, that the Transaction involves an unfair price and an inadequate sales process, that certain provisions of the Merger Agreement dissuade competing offers for interclick and coerce interclick’s stockholders to support the Transaction, that defendant members of the Board agreed to the transactions to benefit themselves personally, and that the Schedule 14D-9 filed by interclick on November 15, 2011 did not adequately disclose all material information. The Delaware Elghanian Action seeks injunctive relief, including to enjoin the Transaction, and an award of attorneys’ and other fees and costs, in addition to other relief. The foregoing description of the Delaware Elghanian Action is qualified in its entirety by reference to the copy of the complaint in the Delaware Elghanian Action attached hereto as Exhibit (g)(9), which is incorporated herein by reference. In addition, on November 23, 2011, the plaintiff in the Delaware Elghanian Action filed a motion to modify the Order of Consolidation and Appointment of Co-Lead Counsel, issued by the Delaware Court of Chancery on November 23, 2011 (attached hereto as Exhibit (g)(7) and incorporated herein by reference), to consolidate the Delaware Elghanian Action with the previously consolidated Lieberman and Whaley Actions and to appoint his counsel as Co-Lead and Liason Counsel in such consolidated action.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph immediately following the fourth paragraph of the section entitled “Regulatory Approvals”:

At 11:59 p.m. New York City time on November 25, 2011, the required 15-day waiting period under the HSR Act with respect to the Transaction expired. Accordingly, the condition to the Offer relating to the expiration or termination of the HSR Act waiting period has been satisfied.

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented as follows:

Exhibit No.	Description

(g)(8)	Order approving the Stipulated Scheduling Order Regarding Expedited Proceedings, issued by the Delaware Court of Chancery on November 23, 2011.

(g)(9)	Complaint filed by Sam Elghanian in the Delaware Court of Chancery on November 23, 2011.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

interclick, inc.

By:	/s/ Roger Clark
Name:	Roger Clark
Title:	Chief Financial Officer

Date: November 28, 2011